March 16, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – Rational Income Opportunities Fund

File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On January 24, 2018, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Rational Income Opportunities Fund. On January 25, 2018, Ms. Sally Samual provided initial oral comments and provided notification that you would be providing complete comments during February. On February 1, 2018, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Summary prospectus edits have been carried over to the statutory prospectus. Please note the Registrant has removed MassMutual prior performance and related references. Additionally, the Registrant has included a marked version of the Prospectus to aid in the review of the Registrant’s responses. The Registrant anticipates filing an amended Registration Statement pursuant to Rule 485(b) well in advance of the April 9, 2018 effective date associated with the Rule 485(a) fling made on January 24, 2018.

Prospectus:

Comment 1. In the parenthetical after Other Expenses, please include Class C shares. It would appear that Class C shares are paying two shareholder servicing fees. Please confirm whether or not this is the case or if it is not the case, please revise accordingly.

Response. The Registrant has added the requested addition to include Class C shares. The Registrant confirms Class C shares are subject to dual shareholder servicing fees.

Comment 2. Please remove footnote three with respect to any entries other than Other Expenses and Acquired Fund Fees and Expenses.

4845-5653-7951.1

Response. The Registrant has removed footnote three with respect to any entries other than Other Expenses and Acquired Fund Fees and Expenses.

Comment 3. In the description Principal Investment Strategies, please include a recitation that non-investment grade non-agency CMBS are considered illiquid.

Response. The Registrant has included the requested recitation.

Comment 4. Please explain how the Fund is eligible to include prior performance under the principles of the MassMutual no action letter. If the Fund is able to include prior performance, please update 2016 to 2017 as appropriate and remove references to performance that describe it as would have been higher.

Response. The Registrant has removed prior performance and any related descriptions.

Comment 5. Under Sales Charge Waivers, please highlight sentences two and three that invoke an Appendix in bold; and confirm that the description of Class T waivers is accurate in the prospectus and Appendix.

Response. The Registrant has used a bold font in sentences two and three that invoke an Appendix in bold. The Registrant confirms the accuracy of the disclosures regarding Class T waivers.

Comment 6. Under the description of Class A shares, please add greater specificity in the description about when the contingent deferred sales charge applies when investors purchase at least $1 million worth of shares; and confirm that the description of Class C waivers is accurate in the prospectus and Appendix.

Response. The Registrant has included greater detail in description about the contingent deferred sales charge when investors purchase at least $1 million worth of shares. The Registrant confirms the accuracy of the disclosures regarding Class C waivers.

Comment 7. Under the description of Class T shares, please remove the third paragraph as it describes intermediary-specific breakpoints of which there are none.

Response. The Registrant has removed the third paragraph.

Comment 8. Please include in a relevant section, consistent with Item 12 disclosure requirements, a disclosure that alerts shareholders of their record keeping and notice requirement when requesting breakpoints.

Response. The Registrant has included disclosure that alerts shareholders of their record keeping and notice requirement when requesting breakpoints.

Comment 9. Under Additional Information, please describe the number of days that the Fund expects to elapse when paying redemption proceeds. Please change references to five business days to seven calendar days. Additionally, add in a reference to in-kind redemptions.

Response. The Registrant has included the number of days that the Fund expects to elapse when paying redemption proceeds and changed references to five business days to seven calendar days. Additionally, the Registrant has included a reference to in-kind redemptions.

Comment 10. Under Advisory Fees, please change reference from Annual Report to Semi-Annual Report, as this will be the report in which Trustee deliberations will first appear.

Response. The Registrant has included “Semi-“ when referring to the report in which Trustee deliberations will first appear.

SAI:

Comment 11. Please change 2017 to 2018 in relevant locations.

Response. The Registrant has changed 2017 to 2018 in relevant locations.

Comment 12. Please remove references to Predecessor Fund Annual Report.

Response. The Registrant has removed references to Predecessor Fund Annual Report.

Comment 13. Please revise “Funs” to read “Fund” with respect to references to BDCs.

Response. The Registrant has replaced Funs with Fund.

Comment 14. Under the Trustee Compensation table, please add in the compensation paid during the fiscal year ended December 31, 2017.

Response. The Registrant has added Trustee compensation paid during the fiscal year ended December 31, 2017.

Comment 15. Under the Trustee ownership of shares table, please update to December 31, 2017.

Response. The Registrant has updated the table to December 31, 2017.

Comment 16. With respect to principal and control shareholders, please recite that as of the date of the SAI, there were none.

Response. The Registrant has included the requested recitation.

Comment 17. With respect to Trustee and officer shareholdings measured as a group, please refer to the Fund rather than Predecessor Fund.

Response. The Registrant has made the requested revision.

Comment 18. With respect to Portfolio Manager shareholdings, please refer to the Fund rather than Predecessor Fund.

Response. The Registrant has made the requested revision.

Comment 19. When describing shareholder rights, please include Class T shares.

Response. The Registrant has included Class T shares.

Comment 20. When describing sales charge waivers and reductions available through certain financial intermediaries, please remove Class T shares as they are not eligible.

Response. The Registrant has removed Class T shares.

Comment 21. Under Sales Charge Waivers and Reductions Available Through Certain Financial Intermediaries, please highlight the sentence that invokes an Appendix in bold.

Part C:

Comment 22. Please review exhibits that are described as “to be filed by subsequent amendment” to be sure all Rational Income Opportunities Fund related exhibits have been filed.

Response. The Registrant represents that all Rational Income Opportunities Fund related exhibits have been filed or will be filed with the Fund’s Rule 485(b) filing.

Comment 23. Please include a consent which includes Thompson Hine’s consent to being named in the Registration Statement.

Response. The Registrant has included a consent exhibit which includes Thompson Hine’s consent to being named in the Registration Statement.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport

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